Exhibit 99.1
[Letterhead of Netherland, Sewell & Associates, Inc.]
October 15, 2009
Mr. Matthew D. Cabell
Seneca Resources Corporation
1201 Louisiana Street, Suite 400
Houston, Texas 77002
Dear Mr. Cabell:
In accordance with your request, we have audited the estimates prepared by Seneca Resources Corporation (Seneca), as of September 30, 2009, of the proved reserves and future revenue to the Seneca interest in certain oil and gas properties located in the United States and the Gulf of Mexico. These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance. The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the Statement of Financial Accounting Standards No. 69.
The following table sets forth Seneca’s estimates of the net reserves and future net revenue, as of September 30, 2009, for the audited properties:

All Properties
	Net Reserves		Future Net Revenue(1) (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	39,190.2	206,232.5	2,286,440	1,076,926
Proved Undeveloped	7,397.0	42,721.6	362,018	117,986

Total Proved	46,587.2	248,954.1	2,648,457	1,194,911

Totals may not add because of rounding.

(1)	Future net revenue is after deducting estimated abandonment costs.
For the purposes of this audit, the properties were divided into sections for the East Coast, Gulf Coast, and West Coast Divisions. The following tables set forth Seneca’s estimates of the net reserves and future net revenue by division, as of September 30, 2009, for the audited properties:

East Coast Division
	Net Reserves		Future Net Revenue(1) (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	285.0	120,579.1	215,783	127,606
Proved Undeveloped	27.0	29,248.1	24,494	(3,690)

Total Proved	312.0	149,827.2	240,277	123,916

(1)	Future net revenue is after deducting estimated abandonment costs.

Gulf Coast Division
	Net Reserves		Future Net Revenue(1) (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	1,194.2	18,050.6	44,525	45,321
Proved Undeveloped	257.6	8,116.7	12,822	9,110

Total Proved	1,451.8	26,167.3	57,347	54,430

Totals may not add because of rounding.

(1)	Future net revenue is after deducting estimated abandonment costs.

West Coast Division
	Net Reserves		Future Net Revenue(1) (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%
Proved Developed	37,711.0	67,602.8	2,026,131	903,999
Proved Undeveloped	7,112.4	5,356.8	324,702	112,566

Total Proved	44,823.4	72,959.6	2,350,834	1,016,566

Totals may not add because of rounding.

(1)	Future net revenue is after deducting estimated abandonment costs.
The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.
When compared on a field-by-field basis, some of the estimates of Seneca are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Seneca’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Seneca in preparing the September 30, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Seneca.
The estimates shown herein are for proved developed and proved undeveloped reserves. Proved developed reserves include proved developed producing and proved developed non-producing reserves. Seneca’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
Oil prices used by Seneca are based on regional posted prices in effect on September 30, 2009, and are adjusted by field for quality, transportation fees, and local price differentials. Gas prices used by Seneca are based on regional spot market prices in effect on September 30, 2009, and are adjusted by field for energy content, transportation fees, and local price differentials. As a reference, the September 30, 2009, Plains Marketing, L.P. West Texas Intermediate posted price was $67.00 per barrel and the September 30, 2009, Platts Henry Hub spot market price was $3.295 per MMBTU. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used by Seneca are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Seneca are not included. Lease and well operating costs are held constant throughout the lives of the properties. Seneca’s estimates of capital costs are included as required for workovers, new development wells, production equipment, and abandonment. The future capital costs are held constant to the date of expenditure.
It should be understood that our audit does not constitute a complete reserves study of the oil and gas properties of Seneca. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Seneca with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Seneca’s overall reserves management processes and practices.
In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Seneca, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Seneca as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

		By:	/s/ C.H. (Scott) Rees III

C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Richard B. Talley, Jr.	By:	/s/ Mike K. Norton

	Richard B. Talley, Jr., P.E. 102425		Mike K. Norton, P.G. 441
	Vice President		Senior Vice President

Date Signed: October 15, 2009		Date Signed: October 15, 2009

RBT: SRM